October 14, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”) on behalf of the following series: T. Rowe Price Retirement Blend 2005 Fund, T. Rowe Price Retirement Blend 2010 Fund, T. Rowe Price Retirement Blend 2015 Fund, T. Rowe Price Retirement Blend 2020 Fund, T. Rowe Price Retirement Blend 2025 Fund, T. Rowe Price Retirement Blend 2030 Fund, T. Rowe Price Retirement Blend 2035 Fund, T. Rowe Price Retirement Blend 2040 Fund, T. Rowe Price Retirement Blend 2045 Fund, T. Rowe Price Retirement Blend 2050 Fund, T. Rowe Price Retirement Blend 2055 Fund, T. Rowe Price Retirement Blend 2060 Fund, and T. Rowe Price Retirement Blend 2065 Fund (individually, a “Fund” and collectively, the “Funds”)

 File Nos.: 333-92380 / 811-21149

Dear Mr. Sutcliffe:

The following is in response to your comments provided on September 28, 2020, regarding the Registrant’s post-effective amendment filed on August 12, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Filing”). Your comments on the Filing and our responses are set forth below.

Comment:

We request that you provide a reasonable reproduction of these comments as stated, along with your responses to our comments, and file them as correspondence in EDGAR. If there are any changes made to the Funds’ prospectuses or statement of additional information (“SAI”) in response to these comments, please file a redlined version of the prospectuses and SAI showing how each comment was incorporated (as applicable) in EDGAR along with your responses to these comments. We also request that you respond to our comments at least five business days prior to the date the Filing will go effective automatically. If you are not able to file within this time, we request that you file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response:

We are submitting this response letter more than 5 business days before the Filing will go effective automatically on October 28, 2020. In addition, we have included as an attachment to this response letter redlined versions of the Funds’ prospectuses and the SAI.

Comment:

Fill in all blanks, brackets, and other missing information in the definitive filing.

Response:

We intend to fill in all blanks, brackets, and other missing information in the definitive filing.

Comment:

The staff is aware that T. Rowe Price has been offering target date funds for some time. Please explain to the staff what T. Rowe Price is accomplishing by launching this suite.

Response:

This new suite of target date funds is similar in certain respects to our original target date suite, the T. Rowe Price Retirement Funds. For example, they employ the same investment glide path with respect to asset classes and sectors. However, the Retirement Funds invest almost exclusively in actively managed underlying funds. The Retirement Blend Funds, on the other hand, invest approximately 50%-60% in passively managed index funds and the remainder in actively managed funds. This new suite will be managed in a substantially similar manner to a Retirement Blend Trust series that we launched and offer as common trust funds exempt from the Investment Company Act of 1940 in February 2018, and is designed to meet increased market demand for retirement products with a combination of active and passive investments. We note that the Principal Investment Strategies in each Fund’s prospectus states the following:

The fund invests in a mix of both actively managed funds and passively managed index funds, which is an approach designed to reduce tracking error and result in lower overall fees in comparison to actively managed target date funds.

Prospectuses

Comments are being provided based on the page numbers for the Retirement Blend 2005 Fund. However, comments apply to all of the Funds unless a particular Fund is specified.

Comment:

With respect to fee table footnote (b) for just the Retirement Blend 2005 Fund, we believe it needs to be modified accordingly since it has reached its lowest point for expenses. With respect to fee table footnote (b) for all Funds, provide either a further description of the fee schedule or a cross-reference to the fee schedule.

Response:

Due to their positioning in the fee schedule, both Retirement Blend 2005 Fund and Retirement Blend 2010 Fund have reached their lowest point for expenses. For the Retirement Blend 2005 Fund and Retirement Blend 2010 Fund, we intend to revise footnote (b) as follows:

The management fee is based on a predetermined contractual fee schedule, which is set forth under “The Management Fee” in section 2 of the fund’s prospectus. The fee schedule can only be changed with approval by the fund’s Board of Directors, and, if required by SEC rules, the fund’s shareholders.

For all Funds, other than Retirement Blend 2005 Fund and Retirement Blend 2010 Fund, we intend to revise footnote (b) as follows:

The management fee will decline over time in accordance with a predetermined contractual fee schedule, which is set forth under “The Management Fee” in section 2 of the fund’s prospectus, with any annual decrease occurring after the end of the fund’s fiscal year. The fee schedule can only be changed with approval by the fund’s Board of Directors, and, if required by SEC rules, the fund’s shareholders.

Comment:

With respect to the fee table, confirm the lack of a fee waiver.

Response:

Each of the Funds charges as an “all-inclusive” or “unitary” management fee as described more fully in section 2 of the prospectus. Therefore, there are no applicable expense limitations that would result in a fee waiver disclosure in the fee table.

Comment:

Please confirm that derivatives are not a principal strategy of any of the Funds.

Response:

We confirm that derivatives should not be considered a principal strategy for any of the Funds.

Comment:

Is there any target average credit rating or duration that should be disclosed in the Principal Investment Strategies for any of the Funds? If duration is an important concept, you should briefly explain the concept of duration and provide an example in the Principal Investment Strategies.

Response:

Average credit rating and duration are not important concepts that are incorporated as part of overall portfolio management and asset allocation decisions. As a result, we do not believe that either need to be disclosed in the Principal Investment Strategies.

Comment:

The Principal Risks for the Funds do not include an active management risk. Please either add one or explain why one is not necessary.

Response:

The description of asset allocation risks is intended to describe the risks associated with active management and the overall asset allocation program employed by the Funds. We intend to revise the name of this risk from “Asset allocation” to “Active management/Asset allocation.”

Comment:

On page 12, the disclosure states that the investment objective is a fundamental policy and shareholder approval is required to substantially change it. Please justify the use of “substantially” in the disclosure. Section 13(a)(3) of the Investment Company Act of 1940, as amended (“1940 Act”) states that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, deviate from any investment policy which is changeable only if authorized by shareholder vote.

Response:

Since this disclosure is not required by Item 9(a) of Form N-1A, we intend to remove this disclosure that appears immediately following the investment objective in section 2 of the prospectus.

Comment:

On page 13, under “What will happen on the target date?” clarify that the fixed neutral allocation applies to stocks and bonds.

Response:

The disclosure will be revised as follows (new language is underlined):

About 30 years after its stated retirement year, the fund will maintain a fixed neutral allocation to stocks and bonds.

Comment:

In the first paragraph on page 14, it states that the target allocation assigned to a broad asset class is not expected to vary by more than plus or minus 5% from the Fund’s predetermined neutral allocation. The next sentence states that due to a variety of factors, the fund’s actual allocations could at times vary from the neutral allocations by more than this amount. Please explain the circumstances in which the Fund may go greater than plus or minus 5%. If the relevant circumstances are in the following two sentences, please make this clearer. Please also include similar disclosure earlier in section 1.

Response:

Although the Funds may employ tactical asset allocation based on market conditions and the adviser’s outlook, the particular target allocations will never be set more than plus or minus 5% from the neutral allocations that are predetermined along the Fund’s investment glide path. Each day, purchases and sales of underlying funds are executed with predetermined allocations assigned to each underlying fund, but the final net flows for a Fund for that day are not known until after market close. As a result, there could be instances where significant market movements or a substantial inflow or outflow could temporarily cause the actual allocation to exceed plus or minus 5%.

We intend to revise the disclosure in section 1 as follows (new language is underlined):

The target allocations and actual allocations may differ due to significant market movements or cash flows.

We intend to revise the disclosure in section 2 as follows (new language is underlined):

Due to significant market movements or cash flows, the fund’s actual allocations could at times vary from the neutral allocations by more than this amount.

Comment:

In the next paragraph on page 14, it states that the allocations within the component dynamically evolve as overall equity exposure becomes lower and generally consist of bank loans, high yield bonds, emerging markets bonds, unhedged non-U.S. dollar-denominated bonds, long-duration U.S. Treasuries, and shorter-duration inflation protected securities.

For Funds past or near their target date, please disclose a principal bank loan/LIBOR risk or explain why one is not necessary. It appears that some of the loans held by the Funds may pay interest based on LIBOR, which is expected to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR or explain why you believe LIBOR discontinuation is not a principal risk for the Funds. If the Fund or its underlying funds will hold a significant amount of covenant lite loans, please revise the principal risks to disclose the heightened risks associated with covenant Iite loans.

Response:

For just the Retirement Blend 2005 Fund, Retirement Blend 2010 Fund, and Retirement Blend 2015 Fund, we intend to disclose bank loans as a separate principal risk due to their greater exposure to bank loans through their allocations to the T. Rowe Price Floating Rate Fund. This general bank loan risk will address the expected discontinuation of LIBOR; however, we do not feel that a separate risk specific to LIBOR discontinuation is warranted. We do not believe the other Funds have sufficient allocations to bank loans to warrant inclusion of such a risk. In addition, none of the Funds are expected to have significant exposure to covenant lite loans.

Comment:

On page 15, there is a table containing descriptions of the underlying funds. Supplementally confirm whether the Funds anticipate any other funds becoming underlying funds at present. If so, which funds and under what circumstances?

Response:

Like other T. Rowe Price funds-of-funds, underlying funds are periodically added or removed based on evaluations and recommendations by the funds’ adviser. In such circumstances, the relevant prospectuses are supplemented to inform shareholders of changes to the eligible underlying funds. Since our Filing, it has been determined that it is appropriate to add the T. Rowe Price Transition Fund, a new fund registered only under the 1940 Act that we intend to file with the SEC on October 16, 2020.

On page 14, we intend to add the following disclosure:

However, the fund may at times make investments in the T. Rowe Price Transition Fund in order to facilitate transitions between its underlying funds or when rebalancing its allocations among its underlying funds. Although there is no specific neutral allocation to the T. Rowe Price Transition Fund, the fund may at times maintain a small position in the Transition Fund when it is not actively involved in a transition.

In addition, on page 15, we intend to add the fund to the underlying fund table with the following description:

Transition Seeks the orderly transition of securities and other financial instruments in connection with a transition between the various underlying funds. When the fund is not actively being used to facilitate a portfolio transition, the fund may invest up to 100% of its assets in cash, T. Rowe Price money market funds, or other short-term instruments.

No other changes to underlying funds are being contemplated at this time.

Comment:

On page 17, it states that the Fund will not concentrate in any industry, except that the fund will concentrate (invest more than 25% of net assets) in the mutual fund industry. Item 9(b) of Form N-1A refers to concentration in an “industry or group of industries.” Please add “or group of industries.”

Response:

We do not intend to make any changes to this disclosure as we believe that the industry concentration policy as set forth in the prospectus are consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. Neither Section 8(b)(1)(E) of the 1940 Act nor Instruction 4 to Item 9(b)(1) of Form N-1A require the Funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries.

Comment:

On page 22, it states that the Fund may use reserves to assume a temporary defensive position in response to adverse market, economic, political, or other conditions. Please describe the other conditions under which the Fund may take such a position.

Response:

We intend to revise the disclosure as follows:

In order to respond to adverse market, economic, or political conditions, or to provide flexibility in meeting redemptions, paying expenses, managing cash flows into the fund, and responding to periods of unusual market volatility, the fund may assume a temporary defensive position that is inconsistent with its principal investment objective(s) and/or strategies and may invest, without limitation, in reserves.

Comment:

On page 23, the presentation of related performance is entitled "Related Performance Information." You should clarify the section title to more clearly disambiguate this section from the performance of the Fund.

Response:

We intend to change the title of this section to "Performance Information for Similarly Managed Accounts."

Comment:

For the related performance information, clarify why the Fund is using this set of portfolios instead of a collection of other 2005 target date funds.

Response:

The T. Rowe Price Retirement Funds and T. Rowe Price Retirement I Funds employ the same investment glide path as the Funds. However, since those series invest in almost exclusively actively managed underlying funds, the Funds will be placed in a different composite after they incept. The Funds are managed similarly to the T. Rowe Price Retirement Blend Trusts, which are collective investment trusts or common trust funds, and they will be placed in the same composite after they commence operations and are eligible for inclusion. We note that no related performance will be presented for the Retirement Blend 2065 Fund since its similarly managed collective investment trust only recently incepted.

Comment:

The related performance information refers to a “collection of all portfolios managed.” You should explain what the collection is made up of.

Response:

We intend to change that sentence as follows:

The composite is not a mutual fund. Rather, it represents portfolios managed by T. Rowe Price that have investment objectives, policies, and strategies that are substantially similar to those of T. Rowe Price Retirement Blend 2005 Fund.

In addition, in the following paragraph we intend to clarify the type of accounts in the composite as follows:

As of September 30, 2020, there was one portfolio in the composite, which was a collective investment trust. This account is not a mutual and thus may not be subject to the diversification requirements and other restrictions and investment limitations imposed on the fund by the Investment Company Act of 1940 or the Internal Revenue Code which, if applicable, may have adversely affected the performance results of that account.

Comment:

The Funds should represent supplementally to the staff that they have the records necessary to support the calculations of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

We confirm that we have the records necessary to support the calculations of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Comment:

How is the performance for the composite calculated? If you are using an SEC standardized performance calculation, consider whether it would be helpful to disclose this in the prospectus. If are using another form of calculation, please explain those calculations.

Response:

In accordance with Global Investment Performance Standards (GIPS), the performance for the composites is calculated using the Modified Dietz methodology. We intend to add the following footnote to the presentation:

The performance for the Composite is calculated in compliance with Global Investment Performance Standards (GIPS). This method considers the timing of cash flows and assumes there is a constant rate of return over a specified period of time. Returns for the Composite are calculated by asset-weighting the monthly returns of portfolios in the Composite. This calculation method differs from the required SEC method for calculating mutual fund performance.

Comment:

Explain what is meant by "Cumulative" performance (how is it calculated and what does it mean) and disclose this in the prospectus (e.g., as a footnote to table).

Response:

We intend to add the following footnote:

A cumulative return is the aggregate amount that an investment has gained or lost over a set period of time and is expressed as a percentage.

SAI

Comment:

The SAI contains disclosure that states: “Each fund’s investment objective is considered a fundamental policy. As a result, shareholder approval is required to substantively change fund objectives." Please justify the use of “substantively” in the disclosure.

Response:

We intend to remove the term “substantively.”

Comment:

The SAI lists the various fundamental polices for the T. Rowe Price funds, including certain funds’ policy on industry concentration which refers to companies “in the same industry.” Item 16(c)(iv) of Form N-1A refers to concentration in an “industry or group of industries.” Please review and as appropriate add “or group of industries.”

Response:

We do not intend to make any changes to this disclosure as we believe that the industry concentration policies as set forth in the SAI are consistent with Section 8(b)(1)(E) of the 1940 Act and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act nor Item 16(c)(iv) of Form N-1A require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, our research indicates that the industry concentration policies for the T. Rowe Price Funds are consistent with industry concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be extremely challenging because there are so many different combinations of industries that would need to be monitored.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.